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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                             UniHolding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   9047 612 02
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Andrew H. Baker
                                c/o Hartill Ltd.
                              401 Hackensack Avenue
                              Hackensack, NJ 07601
                                 (201) 525-1330
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 16, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 9047 612 02                  13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew H. Baker


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

         PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United Kingdom


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       600,000
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER        0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  600,000
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       600,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.0

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     Class of Securities: Common Stock, $.01 par value per share (the "Common Stock")
     Issuer:  UniHolding Corporation (the "Issuer"), 96 Spring Street,
     New York, New York  10012


Item 2.  Identity and Background

     (a)  Reporting Person:  Andrew H. Baker ("Reporting Person")
     (b)  Business Address:  401 Hackensack Avenue, Hackensack, NJ  07601
     (c)  Principal Occupation or Employment:  President, Hartill, Ltd.
     (d)  Criminal Convictions:  None.
     (e)  Civil Adjudication of Violation of Securities Laws:  None.
     (f)  Citizenship:  United Kingdom


Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person purchased (i) 50,000 shares of Common Stock of the Issuer in September 1999 in a privately negotiated purchase, and
(ii) 550,000 shares of Common Stock of the Issuer on June 16, 2000 in privately negotiated purchases. The Reporting Person used personal funds in the aggregrate amount of $600,000 for all such purchases.


Item 4.  Purpose of Transaction

     a) - (j) The Reporting Person acquired the shares for investment purposes and in connection with an agreement with the Issuer's Board of Directors to be appointed as Chairman of the Board of Directors of the Issuer and to have an additional person recommended by the Reporting Person, Gabriel B. Thomas, appointed as a director.

     The Reporting Person believes it would be in the best interests of the Issuer and its stockholders for the Issuer to diversify its investments in healthcare delivery assets and securities. If the Issuer were to adopt this policy of diversification, the Issuer might dispose of part or all of its investment in Unilabs Group Limited ("UGL") in a transaction with existing shareholders of UGL and their affiliates, including the investors who acquired their UGL shares in 1999 in exchange for shares of the Issuer. To achieve this objective the Reporting Person may propose that the Issuer exchange UGL shares for securities or obligations of or other interests in privately owned health care delivery companies in which the Reporting Person has an existing interest. However, there can be no assurances that any such actions will be taken by the Issuer.


Item 5.  Interest in Securities of the Issuer

     (a)  Beneficial Ownership by the Reporting Person:

          Aggregate number of shares:   600,000
          Percentage:                     29.0% (based on 2,069,848 shares
                                                  being reported as outstanding)

                                    Number of Shares
                                    ----------------
     (b)  Sole Voting Power:            600,000
          Shared Voting Power:                0
          Sole Dispositive Power:       600,000
          Shares Dispositive Power:           0

     On June 16, 2000, the Reporting Person acquired 550,000 shares of common stock of the Issuer in several privately negotiated purchases from several parties, at a per share acquistion price of $1.00 per share, for an aggregate consideration of $550,000.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Effective June 16, 2000, the Reporting Person was elected as Chairman of the Board of the Issuer.


Item 7.  Material to be Filed as Exhibits

     None

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 22, 2000                          /s/ Andrew H. Baker
                                             -----------------------------------
                                             Signature

                                                 Andrew H. Baker
                                             -----------------------------------
                                             Name/Title